SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                          Commission File Number 0-6729

                           NOTIFICATION OF LATE FILING

(Check One):   Form 10-K          Form 11-K                  Form 20-F
             X Form 10-Q          Form N-SAR

For Period Ending:  September 30, 2000

  [   ] Transition Report on Form 10-K   [   ] Transition Report on Form 10-Q
  [   ] Transition Report on Form 20-F   [   ] Transition Report on Form N-SAR
  [   ] Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First Montauk Financial Corp.
Full Name of Registrant

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Former Name if Applicable

Parkway 109 Office Center, 328 Newman Springs Road
Address of Principal Executive Office (Street and Number)

Red Bank, New Jersey 07701
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   X         (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X         (b) The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     X       (c) The  accountant's  statement or other exhibit  required by Rule
12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

    Senior management was delayed in preparing the Management's Discussion and Analysis due to the implementation of a clearing firm change of the broker-dealers' customers to Fiserv Securities, Inc. The conversion of customer accounts and information, as well as substantial changes to the firm's trading and order entry functions required substantial attention by the firm's senior management during the time leading up to the due date for the filing of this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Robert I. Rabinowitz, Esq.         (732) 842-4700
                          (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                           X    Yes           No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                           X    Yes           No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net loss applicable to common stockholders for the third quarter 2000 will be approximately $415,000 or $.04 per share as compared to net income applicable to common stockholders of $57,000 or $.01 per share for the third quarter 1999. Revenues for the third quarter of 2000 will be $12,671,000 as compared to $12,147,000 for the third quarter of 1999.


                          FIRST MONTAUK FINANCIAL CORP.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date     November 14, 2000                By /s/ Herbert Kurinsky
                                             Herbert Kurinsky
                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                        GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time prescribed due to difficulties in electronic filing should comply with either Rule
          201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.